February 26, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Filing Desk

Re:	Alpine Series Trust
SEC File Nos. 333-75786/811-10405

Ladies and Gentlemen:

On behalf of the Alpine Series Trust (the “Trust”), attached herewith for filing pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933, as amended (the “1933 Act”), please find Post-Effective Amendment No. 26 to the Trust’s Registration Statement on Form N-1A (“PEA No. 26”).  PEA No. 26 is being filed to incorporate responses to comments received from the U.S. Securities and Exchange Commission on February 12, 2010, update the financial information and make other non-material revisions to the prospectus and statement of additional information for the series of the Alpine Series Trust.

We have reviewed PEA No. 26 filed under Rule 485(b) and, to our knowledge, such filing does not contain any disclosure that would render it ineligible to become effective under paragraph (b) of Rule 485.

Questions concerning PEA No. 26 may be directed to Thomas R. Westle at (212) 885-5239 or Mary K. Stokes at (215) 569-5530.

Very truly yours,

/s/ Thomas R. Westle

Thomas R. Westle

February 26, 2010

VIA EDGAR TRANSMISSION

Mr. Keith O’Connell
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington, D.C. 20549

Re:
Alpine Income Trust (File Nos.: 333-100289 and 811-21210), Alpine Series Trust (File Nos.: 333-75786 and 811-10405) and Alpine Equity Trust (File Nos.: 033-25378 and 811-05684) (collectively, the “Trusts”) on behalf of the Alpine Ultra Short Tax Optimized Income Fund, Alpine Municipal Money Market Fund, Alpine Dynamic Balance Fund, Alpine Dynamic Dividend Fund, Alpine Dynamic Financial Services Fund, Alpine Dynamic Innovators Fund, Alpine Dynamic Transformations Fund, Alpine Accelerating Dividend Fund, Alpine Cyclical Advantage Property Fund, Alpine International Real Estate Equity Fund, Alpine Realty Income & Growth Fund, Alpine Emerging Markets Real Estate Fund and Alpine Global Infrastructure Fund  (each a “Fund,” collectively, the “Funds”)

Dear Mr. O’Connell:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to the comments provided to Rachel Spearo of U.S. Bancorp Fund Services, LLC on February 12, 2010 regarding the Alpine Income Trust’s Post-Effective Amendment (“PEA”) No. 12 to its registration statement, the Alpine Series Trust’s PEA No. 25 to its registration statement and the Alpine Equity Trust’s PEA No. 37 to its registration statement.  PEA No. 12, PEA No. 25 and PEA No. 37 were each filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on December 29, 2009, and will each become effective on February 27, 2010.  PEA No. 12, PEA No. 25 and PEA No. 37 were each filed for the purpose of conforming the Trusts’ Prospectuses to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

Alpine Income Trust is filing this PEA No. 13 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, to update financial statements and to file any outstanding exhibits to the registration statement.  Alpine Series Trust is filing this PEA No. 26 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, to update financial statements and to file any outstanding exhibits to the registration statement.  Alpine Equity Trust is filing this PEA No. 38 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, to update financial statements and to file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trusts’ responses, your comments and suggestions are included in bold typeface immediately followed by the Trusts’ responses.

In addition, in connection with this filing, each Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trusts’ responses to your comments are as follows:

PROSPECTUS COMMENTS

Summary Section – All Funds

1.
With respect to the “Example” section, for each Fund showing a waiver in its “Fees and Expenses of the Fund” table, please clarify whether the “3 Years,” “5 Years” and “10 Years” amounts reflect the waiver.  Amounts shown in the “Example” section may only reflect a waiver if the waiver is contractual for the entire period described in the “Example” as of the effective date of the Prospectus.

The Trusts respond by stating that the Funds’ waivers are pursuant to a written agreement continued annually and also by confirming that the “Example” section, for those Funds showing a waiver in their “Fees and Expenses of the Fund” table, only reflects the waiver directly for the “1 Year” amount, though the “3 Years,” “5 Years” and “10 Years” amounts indirectly reflect the waiver considered in “Year 1.”

2.
For those Funds that include a Lipper average in their “Average Annual Total Returns” tables, please remove the parenthetical stating “reflects no deduction for fees, expenses or taxes” as this is not an accurate statement.

The Trusts respond by removing the parenthetical as requested.

3.
With respect to the first paragraph of each Fund’s “Performance” section, please confirm whether updated performance information is available through a toll-free telephone number, and if so, please revise the paragraph to include a disclosure stating that updated performance information is available by calling the toll-free telephone number.

The Trusts respond by stating that performance information is not available by calling a toll-free telephone number and therefore no additional disclosure has been included.

4.
With respect to the last paragraph of each Fund’s “Performance” section, please confirm that each Fund will only include the disclosure reading, “The “Return After Taxes on Distributions and Sale of Fund shares” may be higher than other return figures because when a capital loss occurs upon redemption of Fund shares, a tax deduction is provided that benefits the investor,” when warranted by the Fund’s performance.

The Trusts respond by confirming that the disclosure will only be included for those Funds for which it is applicable.

5.
With respect to the “Portfolio Manager” section, for those Funds that are managed by either Joel Wells, Joshua Duitz, Stephen Lieber, Jill K. Evans, Kevin Shacknofsky, Peter J. Kovalski or David Burg, please revise to include titles for each of the above referenced portfolio managers.

The Trusts respond by revising the relevant “Portfolio Manager” sections to include titles as follows:

Joel Wells – Portfolio Manager
Joshua Duitz – Portfolio Manager
Stephen Lieber – Chief Investment Officer
Jill K. Evans – Portfolio Manager
Kevin Shacknofsky – Portfolio Manager
Peter J. Kovalski – Portfolio Manager
David Burg – Portfolio Manager

6.
With respect to the “Principal Investment Risks” section for each Fund, specifically the portion that discusses the types of investors for which the Funds may be appropriate, please consider revising each disclosure to relate to a risk of investing in the Fund.  Alternatively, consider removing the disclosures entirely from each Fund’s Summary Section.

The Trusts respond by moving the disclosures from each Fund’s Summary Section to the relevant section of each Fund’s Prospectus that discusses Item 9 risks.

Investment Objectives – All Funds

7.
Please confirm whether the Funds may change their investment objectives without shareholder approval, and if they may, please add appropriate language to each Trust’s Prospectus, immediately following the Summary Sections.

The Alpine Equity Trust and Alpine Series Trust respond by confirming that their investment objectives are fundamental and may not be changed without shareholder approval.  The Alpine Income Trust responds by confirming that the Funds may change their investment objectives without shareholder approval and by adding the following disclosure to the Prospectuses, immediately following the Summary Sections:

“Each Fund’s investment objective is a non-fundamental policy.  If the Board of Trustees determines to change a Fund’s non-fundamental policy, the Fund will provide 60 days prior notice to the shareholders before implementing the change of policy.”

Management of the Funds – All Funds

8.
With respect to the “Management of the Funds” section of each Fund’s Prospectus, please revise the existing disclosures related to the Funds’ contractual fee waivers to indicate that “acquired fund fees and expenses” are excluded from such waivers.

The Trusts respond by revising the disclosures as requested.

Index Descriptions – All Funds

9.
With respect to the “Index Descriptions” section of each Prospectus, specifically the descriptions of the various Lipper averages, please remove any language that states that a Lipper average does not reflect the deduction of fees or expenses as this not an accurate statement.

The Trusts respond by revising each of the Lipper averages as requested.

Summary Section – Alpine Income Trust / Alpine Ultra Short Tax Optimized Income Fund (Both Share Classes)

10.
With respect to the Fund’s “Principal Investment Strategies” section, the Staff notes that the Fund’s average portfolio maturity will range from 30 days to three years.  This is an appropriate range for a fund that describes itself as having a “short” duration; however, the Fund’s name includes the term “Ultra Short,” which implies a significantly shorter duration than three years.  Please revise the disclosure to provide for an average portfolio maturity range that is appropriate for an “Ultra Short” fund.

The Fund respectfully asserts that an average maturity of up to two years is consistent with the words "Ultra-Short" in its name and has responded by revising the language to state that, under normal circumstances, the Fund expects its average portfolio maturity to be two years or less.

11.
With respect to the “Principal Investment Strategies” section, please discuss how the Fund uses derivatives as part of its principal investment strategies, based on the inclusion of “Derivatives Securities Risk” as a principal risk of investing in the Fund.

The Trust responds by revising the “Principal Investment Strategies” section as follows:

“The Fund invests its assets in a combination of municipal obligations that pay interest that is free from federal income tax (other than AMT) and taxable debt obligations.  The Fund expects that at least 80% of its net assets will normally be invested in tax-exempt obligations. The taxable debt obligations in which the Fund may invest include obligations issued or guaranteed by the U.S. government, its agencies and instrumentalities, domestic corporate debt obligations, mortgage-related and asset-backed securities and money market instruments.  The Fund may also invest in municipal derivative securities issued by partnerships and grantor trusts, which allows it to receive principal and interest payments related to underlying municipal bonds or notes.  The Fund will hold these securities if it receives an opinion of legal counsel that the interest paid by them will be tax exempt.  In managing the Fund’s investments, the Adviser seeks to capitalize on fundamental and technical opportunities in the debt obligations markets to enhance return.  Under normal circumstances, the Fund expects its average portfolio maturity to be two years or less.  The obligations in which the Fund invests must, at the time of purchase, be rated investment grade, as determined by the various rating agencies, or if unrated, of comparable quality as determined by the Adviser.”

12.
With respect to the “Performance” section, please revise the “Average Annual Total Returns” table so that the “Barclays Capital Municipal 1 Year Bond Index,” the Fund’s primary broad based index, is listed before the “Lipper Short Municipal Debt Funds Average.”

The Trust responds by making the revision as requested.

13.	Please consider revising the “Tax Information” section to more appropriately reflect the Fund’s strategy of investing primarily in tax-exempt obligations.

The Trust responds by revising the section to read as follows:

“The Fund attempts to invest primarily in tax-exempt obligations, however, to the extent that the Fund’s distributions are taxable, they ~~and~~ will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account.”

Summary Section – Alpine Income Trust / Alpine Ultra Short Tax Optimized Income Fund (Investor Share Class)

14.	With respect to the “Fees and Expense of the Fund” table, please remove the last two sentences of footnote 1.

The Trust responds by removing the sentences as requested.

Summary Section – Alpine Income Trust / Alpine Ultra Short Tax Optimized Income Fund (Adviser Share Class)

15.	With respect to the “Fees and Expense of the Fund” table, please remove footnote 1 in its entirety.

The Trust responds by removing the footnote as requested.

16.	With respect to the “Fees and Expense of the Fund” table, please remove the last two sentences of footnote 2.

The Trust responds by removing the sentences as requested.

Summary Section – Alpine Income Trust / Alpine Municipal Money Market Fund

17.	With respect to the “Principal Investment Strategies” section, please:

(a)	add language indicating that the Fund may invest in other investment companies as part of its principal investment strategies;
(b)	define what is meant by the term “high quality;” and
(c)
add language regarding the Fund’s 80% minimum requirement with respect to investment in municipal securities, as indicated by the Fund’s name and as  required by Rule 35d-1 under the Investment Company Act of 1940, as amended.

The Trust responds by revising the “Principal Investment Strategies” section as follows:

“Alpine Municipal Money Market Fund is managed to seek attractive yields and to maintain a stable share price of $1.00.  The Fund invests in a variety of high-quality (securities rated in one of the top two rating categories) short-term municipal securities. The Fund expects that under normal circumstances at least 80% of its net assets will be invested in municipal securities.  These obligations include high quality, short-term debt obligations issued by states, territories and possessions of the U.S. and the District of Columbia and their political subdivisions, agencies and instrumentalities.  The Fund may also invest in shares of other money market funds.  As a money market fund, the Fund complies with Securities and Exchange Commission (“SEC”) rules relating to the quality, maturity, liquidity and diversification of its portfolio investments that are designed to promote price stability.”

18.	Please revise the “Principal Investment Risks” section to include specific risks related to the types of investments in which the Fund invests (i.e., interest rate risk, credit risk, etc.).

The Trust responds by revising the “Principal Investment Risks” section as follows:

“An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.  Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.  The principal risks of investing in the Fund are listed below and could adversely affect the NAV, total return and value of the Fund and your investment.

Interest Rate Risk — The rate of income will vary from day to day depending on interest rates.  It is possible that a major change in interest rates could cause the value of your investment to decline. The values of the obligations held by the Fund can be expected to vary inversely with changes in prevailing interest rates.  Although the investment policies of the Fund are designed to minimize these changes and to maintain an NAV of $1.00 per share, there is no assurance that these policies will be successful.

Credit Risk — Changes in the credit quality rating of a security or changes in an issuer’s financial condition can also affect the Fund.  A default on a security held by the Fund could cause the value of your investment in the Fund to decline.

Liquidity Risk — Changes in a municipality’s financial health may make it difficult for the municipality to make interest and principal payments when due.

Investment Company Risk — To the extent that the Fund invests in other investment companies, there will be some duplication of expenses because the Fund would bear its pro rata portion of such funds’ management fees and operational expenses.”

19.	Please consider revising the “Tax Information” section to more appropriately reflect the Fund’s strategy of investing primarily in municipal securities

The Trust responds by revising the section to read as follows:

“The Fund attempts to invest primarily in municipal securities, however, to the extent that the Fund’s distributions are taxable, they ~~and~~ will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account.”

Principal Investment Strategies – Alpine Income Trust / Alpine Municipal Money Market Fund

20.	Please remove the disclosure describing the U.S. Department of the Treasury’s Temporary Guarantee Program for Money Market Funds as it expired in 2009.

The Trust responds by removing the disclosure as requested.

Summary Section – Alpine Series Trust / All Funds

21.
The Staff notes that each Fund’s discussion of “Portfolio Turnover Risk” in the Item 9 section regarding principal risks of investing in the Funds includes a discussion of the risks of short sales, options trading and futures trading.  Please confirm whether these are principal strategies of the Funds, and if so, please revise the Funds’ “Principal Investment Strategies” and “Principal Investment Risks” sections of the Summary Sections to reflect these strategies:

The Trust responds by confirming that, other than the Alpine Dynamic Balance Fund and Alpine Dynamic Dividend Fund, short sales, options and futures are not principal investment strategies of the Funds.  The Alpine Dynamic Balance Fund and Alpine Dynamic Dividend Fund use options, but not short sales and futures, as a principal investment strategy. Since these Funds’ “Principal Investment Strategies” sections already disclose options as an investment in which the Funds may invest, no additional language will be added to those sections.  However, the following risk will be added to each Fund’s “Principal Investment Risks” section.

“Options Risk — Options on securities may be subject to greater fluctuations in value than an investment in the underlying securities.”

Additionally, the “Portfolio Turnover Risk” disclosure in the Item 9 section for each Fund, other than the Alpine Dynamic Balance Fund and Alpine Dynamic Dividend Fund, will be revised as follows:

“These policies, together with the ability of the Fund to effect short sales of securities and to engage in transactions in options and futures, which are not principal investment strategies, may have the effect of increasing the annual rate of portfolio turnover of the Fund.”

The “Portfolio Turnover Risk” disclosure in the Item 9 section for the Alpine Dynamic Balance Fund and Alpine Dynamic Dividend Fund will be revised as follows:

“These policies, together with the ability of the Fund to effect short sales of securities and to engage in transactions in options and futures, options being a principal investment strategy, may have the effect of increasing the annual rate of portfolio turnover of the Fund.”

22.
For those Funds with an “acquired fund fees and expenses” line item in their “Fees and Expenses of the Fund” table, please add language to the corresponding “Principal Investment Strategies” section indicating that the applicable Fund may invest in other investment companies as part of its principal investment strategies.  Please also add corresponding risk associated with investments in other investment companies.

The Trust responds by adding the following disclosure to the “Principal Investment Strategies” section of each Fund with an “acquired fund fees and expenses” line item included in its “Fees and Expenses of the Fund” table:

“The Fund may also invest in the securities of other investment companies.”

The Trust also responds by adding the following risk disclosure to the “Principal Investment Risks” section of each Fund with an “acquired fund fees and expenses” line item included in its “Fees and Expenses of the Fund” table:

“Investment Company Risk — To the extent that the Fund invests in other investment companies, there will be some duplication of expenses because the Fund would bear its pro rata portion of such funds’ management fees and operational expenses.”

Summary Section – Alpine Series Trust / Alpine Dynamic Balance Fund

23.
With respect to the “Principal Investment Strategies” section, please consider discussing the maturity range of the Fund’s investments in debt instruments as the Fund may invest a significant portion of its net assets in such securities.

The Trust responds by revising the “Principal Investment Strategies” section as follows:

“Under normal circumstances, the Balance Fund invests not less than 25% of its net assets in fixed income securities.  The Balance Fund may invest in fixed income securities of any duration or maturity.  The Balance Fund will sometimes be more heavily invested in equity securities and at other times it will be more heavily invested in fixed income securities, depending on the appraisal of market and economic conditions by Alpine Woods Capital Investors, LLC (the “Adviser”).  For instance, the Balance Fund may be more heavily invested in equity securities when, in the opinion of the Adviser, interest rates are generally perceived to be rising and the anticipated performance of equity securities is believed to be positive.  In such instances, the Balance Fund may invest up to 75% of its net assets in equity securities.  Additionally, the Balance Fund may invest up to 75% of its net assets in fixed income securities when, in the opinion of the Adviser, the prospective returns of equity securities appear to be lower or less certain than those of fixed income securities.”

Summary Section – Alpine Series Trust / Alpine Dynamic Dividend Fund

24.	With respect to the “Principal Investment Strategies” section, please:

(a)	confirm whether the Fund utilizes a dividend capture program, and if so, please revise the “Principal Investment Strategies” section to include this strategy;
(b)	consider including a statement indicating that REITs and foreign securities do not always qualify for favorable tax treatment; and
(c)	include a statement indicating how the Fund determines which securities to purchase.

The Trust responds by revising the “Principal Investment Strategies” section as follows:

“Under normal circumstances, a majority of the Dividend Fund’s investments in equity securities will include those securities that pay qualified dividend income, which is defined in the Code as dividends received during the taxable year from domestic and qualified foreign corporations.  A qualified foreign corporation is defined as any corporation that is incorporated in a possession of the United States or is eligible for the benefits of a comprehensive income tax treaty with the United States.  REITs and foreign securities will not always qualify for favorable tax treatment.

In managing the assets of the Dividend Fund, the Adviser generally pursues a value-oriented approach.  The Adviser seeks to identify investment opportunities in equity securities of dividend paying companies that it believes are undervalued relative to the market and to the securities’ historic valuations.  Factors that the Adviser will consider include fundamental factors such as earnings growth, cash flow, and historical payment of dividends.  The Adviser also pursues a dividend capture strategy which involves purchasing a security for its dividend, capturing the dividend, and then selling the security to buy another that is about to pay a dividend. The Adviser expects that the Fund’s investment strategy may result in a portfolio turnover rate in excess of 150% on an annual basis.”

Additionally, the Trust responds to item (c) above by confirming that the last paragraph in the above disclosure already includes a description of the Fund’s strategy of pursing a value-oriented stock selection approach.

Summary Section – Alpine Series Trust / Alpine Dynamic Financial Services Fund

25.
With respect to the “Principal Investment Strategies” section, please discuss the extent to which the Fund’s investments in foreign securities may include emerging markets since the Fund’s “Foreign Securities Risk” disclosure in its “Principal Investment Risks” section mentions emerging market foreign securities.

The Trust responds by respectfully declining to add the requested language as investing in foreign securities of emerging markets is not a principal strategy of the Fund.  The Trust uses a separate “Emerging Markets Securities Risk” disclosure for those Funds that do invest in such securities as a principal strategy.

Summary Section – Alpine Series Trust / Alpine Accelerating Dividend Fund

26.	With respect to the “Principal Investment Strategies” section, please:

(a)	confirm whether the Fund utilizes a dividend capture program, and if so, please revise the “Principal Investment Strategies” section to include this strategy; and
(b)	consider including a statement indicating that REITs and foreign securities do not always qualify for favorable tax treatment.

The Trust responds by revising the “Principal Investment Strategies” section as follows:

“To achieve its objective, under stable market conditions, the Accelerating Dividend Fund will invest at least 80% of its net assets in the equity securities of certain domestic and foreign companies that pay dividends. The Accelerating Dividend Fund seeks to provide dividend income without regard to whether the dividends qualify for the reduced federal income tax rates applicable to qualified dividends under the Internal Revenue Code of 1986, as amended (the “Code”). Under normal circumstances, the Accelerating Dividend Fund expects to invest in the equity securities of U.S. issuers, as well as in non-U.S. issuers.  The Fund may also invest in other investment companies, including exchange-traded funds.

The Accelerating Dividend Fund combines three research driven investment strategies — dividend, growth and value — to generate sustainable distributed dividend income and to identify issuers globally with the potential for accelerating dividends and capital appreciation.  The Accelerating Dividend Fund seeks to invest in issuers with a history of or potential for “accelerating dividends,” dividends that increase over time and where the amount of such increases grows over time.  In selecting issuers, the Adviser will analyze each company’s dividend history, free cash flow and dividend payout ratios to assess that company’s potential to provide accelerating dividends as well the sustainability of dividend growth.  The Accelerating Dividend Fund uses a multi-cap, multi-sector, multi-style approach to invest in the securities of issuers of any capitalization level (small, mid or large) and in any sector or industry.  The Adviser also pursues a dividend capture strategy which involves purchasing a security for is dividend, capturing the dividend, and then selling the security to buy another that is about to pay a dividend.”

Additionally, with respect to item (b) above, the Trust respectfully declines to add disclosure indicating that REITs and foreign securities may not always qualify for favorable tax treatment since the Fund specifies in the first paragraph of the above disclosure that it “invests without regard to whether the dividends qualify for the reduced federal income tax rates.”

Summary Section – Alpine Equity Trust / All Funds

27.
For those Funds with an “acquired fund fees and expenses” line item in their “Fees and Expenses of the Fund” table, please add language to the corresponding “Principal Investment Strategies” section indicating that the applicable Fund may invest in other investment companies as part of its principal investment strategies.  Please also add corresponding risk associated with investments in other investment companies.

The Trust responds by adding the following disclosure to the “Principal Investment Strategies” section of each Fund with an “acquired fund fees and expenses” line item included in its “Fees and Expenses of the Fund” table:

“The Fund may also invest in the securities of other investment companies.”

The Trust also responds by adding the following risk disclosure to the “Principal Investment Risks” section of each Fund with an “acquired fund fees and expenses” line item included in its “Fees and Expenses of the Fund” table:

“Investment Company Risk — To the extent that the Fund invests in other investment companies, there will be some duplication of expenses because the Fund would bear its pro rata portion of such funds’ management fees and operational expenses.”

Summary Section – Alpine Equity Trust / Alpine Cyclical Advantage Property Fund

28.	With respect to the “Principal Investment Strategies” section, please:

(a)	add language indicating the specific types of “securities” in which the Fund may invest;
(b)	revise to expand upon the types of real-estate securities in which the Fund may invest, including by adding a 50% of issuer’s assets test; and
(c)	revise to include a discussion of the range of market capitalizations in which the Fund may invest.

The Trust responds by revising the “Principal Investment Strategies” section as follows:

“The CAP Fund invests, under normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the securities of issuers (i) which are principally engaged in the real estate industry, (ii) are principally engaged in real estate financing or (iii) control real estate assets with an aggregate estimated value equal to no less than 50% of such issuer’s assets ~~own significant real estate assets~~.    These companies include, but are not limited to, real estate investment trusts (“REITs”), real estate operating companies and homebuilders, institutions that provide real estate financing and companies with substantial real estate holdings, such as hotel and entertainment companies.  In addition to common stocks and REITs, securities in which the Fund may invest include preferred stocks, convertible securities, rights and warrants.  The Fund may invest without limitation in the securities of foreign issuers that are publicly traded in the United States or on foreign exchanges.  The Fund may invest in companies of all market capitalizations.  The Fund may borrow up to 10% of the value of its total assets for investment purposes.”

Summary Section – Alpine Equity Trust / Alpine International Real Estate Equity Fund

29.	With respect to the “Principal Investment Strategies” section, please:

(a)	revise to expand upon the types of real-estate securities in which the Fund may invest, including by adding a 50% of issuer’s assets test; and
(b)	revise to include a discussion of the range of market capitalizations in which the Fund may invest.

The Trust responds by revising the “Principal Investment Strategies” section as follows:

“The International Fund invests, under normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of non-United States issuers located in at least three foreign countries which are (i) principally engaged in the real estate industry, (ii) are principally engaged in real estate financing or (iii) control real estate assets with an aggregate estimated value equal to no less than 50% of such issuer’s assets ~~own significant real estate assets~~.  The Fund pursues a flexible strategy of investing in companies throughout the world.  However, it is anticipated that the International Fund will give particular consideration to investments in the United Kingdom, Western Europe, Australia, Canada, Japan, Hong Kong, Singapore, China, India and Brazil.  These companies include, but are not limited to, REITs, real estate operating companies and homebuilders, and companies with substantial real estate holdings, such as hotel and entertainment companies. The Fund may invest without limitation in the securities of foreign issuers that are publicly traded in the United States or on foreign exchanges.  The Fund may invest in companies of all market capitalizations.  The Fund may borrow up to 10% of the value of its total assets for investment purposes.”

Summary Section – Alpine Equity Trust / Alpine Realty Income & Growth Fund

30.	With respect to the “Principal Investment Strategies” section, please:

(a)	add language indicating the specific types of “securities” in which the Fund may invest;
(b)	revise to expand upon the types of real-estate securities in which the Fund may invest, including by adding a 50% of issuer’s assets test; and
(c)	revise to include a discussion of the range of market capitalizations in which the Fund may invest.

The Trust responds by revising the “Principal Investment Strategies” section as follows:

“The Income & Growth Fund is a non-diversified investment portfolio that, under normal circumstances, invests 80% of its net assets (plus the amount fo any borrowings for investment purposes) in the securities of issuers which are (i) principally engaged in the real estate industry, (ii) are principally engaged in real estate financing or (iii) control real estate assets with an aggregate estimated value equal to no less than 50% of such issuer’s assets ~~own significant real estate assets~~.  These companies include, but are not limited to, REITs, real estate operating companies and homebuilders, and companies with substantial real estate holdings, such as hotel and entertainment companies.  In addition to common stocks and REITs, securities in which the Fund may invest include preferred stocks, convertible securities, rights and warrants. The Fund may invest up to 35% of the value its net assets in the securities of foreign issuers that are publicly traded in the United States or on foreign exchanges.  The Fund may invest in companies of all market capitalizations.  The Fund may borrow up to 10% of the value of its total assets for investment purposes.”

Summary Section – Alpine Equity Trust / Alpine Emerging Markets Real Estate Fund

31.	With respect to the “Principal Investment Strategies” section, please:

(a)	add the word “principally” before the word “engaged” in the disclosure reading “(ii) are engaged in real estate financing or. . .;” and
(b)	revise to include a discussion of the range of market capitalizations in which the Fund may invest.

The Trust responds by revising the “Principal Investment Strategies” section as follows:

“The Emerging Markets Fund, under normal circumstances, invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of U.S. and non-U.S. issuers which (i) are principally engaged in the real estate industry, (ii) are principally engaged in real estate financing or (iii) control real estate assets with an aggregate estimated value equal to no less than 50% of such issuer’s assets.  In addition, the Emerging Markets Fund, under normal circumstances, invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the securities of issuers located in emerging market countries.  An “emerging market” country is any country that is considered to be an emerging or developing country by the International Bank for Reconstruction and Development (the “World Bank”).  Emerging market countries generally include every nation in the world except the U.S., Canada, Japan, Australia, New Zealand and most countries located in Western Europe.  The Adviser defines “Western Europe” as Austria, Belgium, Denmark, Finland, France, Germany, Iceland, Ireland, Italy, Luxembourg, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.  The Fund may invest without limitation in the securities of foreign issuers that are publicly traded in the United States or on foreign exchanges.  The Fund may invest in companies of all market capitalizations.   The Fund may borrow up to 10% of the value of its total assets for investment purposes.”

Summary Section – Alpine Equity Trust / Alpine Global Infrastructure Fund

32.	With respect to the “Fees and Expense of the Fund” table, please:

(a)	remove the duplicate “Other Expenses” line item; and
(b)	move the “Acquired Fund Fees and Expenses” line item to be immediately above the “Total Annual Fund Operating Expenses” line item.

The Trust responds by making the requested changes.

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I trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact me at (414) 765-5384.

Sincerely,

/s/ Rachel Spearo

Rachel Spearo, Esq.
for U.S. Bancorp Fund Services, LLC